Exhibit 1.1

June 30, 2006

CDC Corporation
33/F Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong

Dear Sirs:

We have read Form 6-K dated June 30, 2006 of CDC Corporation and are in agreement with the statements contained in the second, third and fourth paragraphs. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young